UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: December 5, 2024

FEEL THE WORLD, INC.

D.B.A. XERO SHOES

(Exact name of issuer as specified in its charter)

Commission File Number:  24R-00082

Delaware	27-4419848
State of other jurisdiction of Incorporation or organization	(I.R.S. Employer Identification No.)

320 Interlocken Parkway, Suite 100, Broomfield, Colorado 80021

(Full mailing address of principal executive offices)

(303) 447 – 3100

(Issuer's telephone number, including area code)

Title of each class of securities pursuant to Regulation A:

Class A Voting Common Stock

and

Class B Non-Voting Common Stock

Item 7. Departure of Certain Officers

Lena Phoenix has stepped down as Chief Executive Officer effective November 27, 2024, for Feel the World, Inc. (dba Xero Shoes). As Co-Founder, she will remain Board Chair and will focus on guiding overall company vision. Sue Rechner has been appointed as Interim Chief Executive Officer. Sue brings many years of leadership experience with a strong record of delivering sustainable value creation with a variety of companies. Most related, she served as the Global President of Merrell, where she led the strategic transformation of Merrell end-to-end, driving significant growth of the branded global Merrell business inclusive of footwear, apparel; DTC and B2B and 235 global stores. Sue pivoted Merrell to a direct-to-consumer first model, delivering nine straight quarters of revenue growth and sustainable profit expansion.

FEEL THE WORLD, INC.

/s/ David Barnhill
Name: David Barnhill Title: CFO

Date: December 5, 2024